Exhibit 11.1

Insider Trading Policy

of

Nayax Ltd.

Approved by the Board of Directors, as amended, on

[•], 2026

Insider Trading Policy of Nayax Ltd.

Nayax Ltd.

Insider Trading Policy

1.     Purpose and Scope

Nayax Ltd. and its subsidiaries (collectively, the “Company”) will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee and each director is expected to abide by this policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements described below and other limitations on their ability to enter into transactions involving the Company’s securities.

Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

2.     Audience

The prohibition against trading on inside information applies to directors, officers and all other domestic and international employees of the Company and its subsidiaries, and to other people who gain access to that information. The prohibition also applies to:

a)	the spouses, domestic partners, minor children (even if financially independent) and any other member of the household of such employees or directors;

b)	anyone to whom such employees or directors provide significant financial support; and

c)
any account over which employees, directors and the persons listed in a) and b) above have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the account) and those accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest.

Because of their access to confidential information on a regular basis, Company policy subjects its directors and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in the section below.

3.     General Rule

The U.S. and Israeli securities laws (the “Applicable Laws”) regulate the sale and purchase of securities in the interest of protecting the investing public. The Applicable Laws give the Company, its officers and directors, and other employees the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities (such as stocks, bonds, notes, debentures, limited partnership units or other equity or debt securities).

All employees and directors should pay particularly close attention to the laws against trading on nonpublic, or “inside,” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee or a director of a company knows material inside financial information, that employee or director is prohibited from buying or selling shares in the company until the information has been adequately disclosed to the public. This is because the employee or director knows information that could cause the share price to change, and it would be unfair for the employee or director to have an advantage (knowledge that the share price could change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

With commencement of employment or engagement with the Company or any of its subsidiaries, if possible, all new officers and employees shall sign a confidentiality clause or agreement that includes an undertaking not to engage in insider trading.

The general rule can be stated as follows: It is a violation of securities laws for any person to buy or sell securities if he or she is in possession of material inside information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. Material information can be favorable or unfavorable. If it is not clear whether inside information is material, it should be treated as if it was material. Some examples of information that could be considered material include:

•	Significant changes in key performance indicators of the Company,

•	Actual, anticipated or targeted earnings and dividends and other financial information,

•	Financial, sales and other significant internal business forecasts, or a change in previously released estimates,

•	Mergers, business acquisitions or dispositions, or the expansion or curtailment of operations

•
Significant events affecting the Company’s operations, including any breach of information systems that compromises the functioning of the Company’s information or other systems or results in the exposure or loss of customer information, in particular personal information

•	New equity or debt offerings or significant borrowing,

•	Analyst upgrades or downgrades of the issuer or one of its securities,

•	Significant changes in accounting treatment, write-offs or effective tax rate,

•	Significant litigation or governmental investigation,

•	Changes in top management, and

•	Share splits or other corporate actions.

It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis (e.g., the filing of a 6-K or press release). If it is not clear whether material information has been sufficiently publicized, it should be treated as if it is inside information. Furthermore, it is illegal for any officer, director or other employee in possession of material inside information to provide other people with such information or to recommend that they buy or sell the securities (this is called “tipping”). In that case, they may both be held liable.

The U.S. Securities and Exchange Commission (the “SEC”) the Israeli Securities Authority (the “ISA”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines, civil penalties and administrative enforcement actions.

Inside information does not belong to the individual directors, officers or employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests and may be in breach of his fiduciary, loyalty or other duties to the Company. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company. The mere perception that an employee or director traded with the knowledge of material inside information could harm the reputation of both the Company and that employee or director.

4.     Other Companies’ Securities

Employees and directors who learn material information about suppliers, customers, or competitors through their work at the Company, should keep it confidential and not buy or sell securities in such companies until the information becomes public. Employees and directors should not give tips about such securities.

5.     Hedging and Derivatives

Employees and directors are prohibited from engaging in any derivative transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities. To emphasize, in some cases receiving, exercising or transferring options involving the Company’s securities may also be viewed as insider trading. As discussed below, directors and employees are also prohibited from shorting the Company’s securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the share price will move rapidly. For that reason, when a person trades in options in his or her employer’s shares, it may arouse suspicion in the eyes of the SEC and the ISA that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an employee or director to prove that he or she did not know about the announcement or event. If the SEC or the ISA or the stock exchanges were to notice active options trading by one or more employees or directors of the Company prior to an announcement, they would likely investigate. Such an investigation could be embarrassing to the Company (as well as expensive), and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits its employees and directors from trading in options or other securities involving the Company’s ordinary shares.

6.     Pledging of Securities, Margin Accounts

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an employee or a director has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account, provided that such prohibition shall not apply to any pledge i) otherwise approved by the Audit Committee; or already existing on the date this policy is adopted by the board.

7.     General Guidelines

The following guidelines should be followed in order to ensure compliance with applicable antifraud laws and with the Company’s policies:

a)          Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it. No employee or director should discuss material inside information in public places or in common areas on Company property.

b)          Trading in Company Securities. No employee or director may place a purchase or sale order, or recommend that another person place a purchase or sale order in the Company’s securities when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. This includes orders for purchases and sales of ordinary shares, convertible securities and other securities (e.g., bonds) and includes increasing or decreasing investment in Company securities through a retirement account. No employee or director may exercise an employee option when he or she has knowledge of material information concerning the Company that has not been disclosed to the public. Ordinary shares that were previously acquired upon exercise of an employee option will be treated like any other shares, and may not be sold by an employee who is in possession of material inside information. Any employee or director who possesses material inside information should wait until the start of the second business day after the information has been publicly released before trading. There is no exception to this policy, even for hardship to the employee or director or based on the use of proceeds (such as making a mortgage payment or for an emergency expenditure).

c)          Avoid Speculation. Investing in the Company’s ordinary shares provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the employee or director in conflict with the best interests of the Company and its shareholders. Although this policy does not mean that employees or directors may never sell shares, the Company encourages employees and directors to avoid frequent trading or speculating in Company shares. Speculating in Company shares is not part of the Company culture.

d)          Trading in Other Securities. No employee or director should place a purchase or sale order (including investment through a retirement account), or recommend that another person place a purchase or sale order, in the securities of another corporation, if the employee or director learns in the course of his or her employment confidential information about the other corporation that is likely to affect the value of those securities. For example, it would be a violation of the securities laws if an employee or director learned through Company sources that the Company intended to purchase assets from another company, and then placed an order to buy or sell shares in that other company because of the likely increase or decrease in the value of its securities.

e)          Restrictions on Key Insiders. The Israeli Securities Law stipulates that the sale of securities by a key insider (as defined in section 52e of the Israeli Securities Law) within three months of purchasing them, or the purchase of securities by such an insider within three months of selling them, shall constitute prima facie evidence of the use of insider information. Therefore – the Company prohibits key insiders from (a) selling company securities within three months of purchasing them; (b) purchasing company securities within three months of selling them. This prohibition shall not apply in the case of a blind purchase and sale plan in accordance with the law and relevant regulations, provided such plan is accepted by the stock exchange on which the Company's shares are traded. "Key Insiders" – CEO, C-level management, VP finance.

f)          Restrictions on the Window Group. The Window Group consists of (i) directors and executive officers of the Company and their assistants and household members, (ii) employees in the financial reporting, finance operations, sales and business development group and (iii) such other persons as may be designated from time to time and informed of such status by the Company’s Chief Legal Officer, Chief Financial Officer or Chief Compliance Officer. The Window Group is subject to the following restrictions on trading in Company securities:

•
trading is permitted from the start of the second business day following an earnings release with respect to the preceding fiscal period until (and including) the last calendar day of the last month of the then current fiscal quarter (the “Window”), subject to the restrictions below;

•	all trades are subject to prior review by the Chief Legal Officer, Chief Financial Officer or a designee appointed by either of them;

•	clearance for all trades must be obtained from the Company’s Chief Legal Officer, Chief Financial Officer or a designee appointed by either of them;

•
no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior approval by the Chief Executive Officer and Chief Legal Officer; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior approval by the other; and

•	individuals in the Window Group are also subject to the general restrictions on all employees.

Note that at times the Chief Legal Officer may determine that no trades may occur even during the Window when clearance is requested. This may occur as a result of a pending business transaction, a cyber-breach, or any material development that has not yet been publicly disclosed. No reasons may be provided and the closing of the Window may itself constitute material inside information that should not be communicated.

The foregoing Window Group restrictions do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Exchange Act (“10b5-1 Plans”). However, Window Group members may not enter into, amend or terminate a 10b5-1 Plan relating to Company securities without the prior approval of the Chief Legal Officer, which will only be given during a Window period and only if the Window Group member does not have knowledge of material nonpublic information.

The Supervisor will send a quarterly reminder to all applicable individuals regarding the restricted trading periods, as described in this policy.

g)          Ad-Hoc Restrictions. The Supervisor, the Board or the CEO may, at their discretion, impose additional restrictions on the activities discussed in this policy. These restrictions may apply to any or all individuals subject to this policy. Notice of any such restriction shall be provided by the Company to the affected individuals.

8.     Applicability of U.S. Securities Laws to International Transactions

All employees of the Company’ and its subsidiaries are subject to the restrictions on trading in Company securities and the securities of other companies. The U.S. securities laws may be applicable to trades in the Company’s securities executed outside the U.S., as well as to the securities of the Company’s subsidiaries or affiliates, even if they are located outside the United States. Transactions involving securities of subsidiaries or affiliates should be carefully reviewed by counsel for compliance not only with local law but also for possible application of U.S. securities laws.

9.     Other Limitations on Securities Transactions

a)     Public Resales – Rule 144

The U.S. Securities Act of 1933, as amended (the “Securities Act”), requires every person who offers or sells a security to register such transaction with the SEC unless an exemption from registration is available. Rule 144 under the Securities Act is the exemption typically relied upon for (i) public resales by any person of “restricted securities” (i.e., unregistered securities acquired in a private offering or sale) and (ii) public resales by directors, officers and other control persons of a company (known as “affiliates”) of any of the Company’s securities, whether restricted or unrestricted.

The exemption in Rule 144 may only be relied upon if certain conditions are met. These conditions vary based upon whether the Company has been subject to the SEC’s reporting requirements for 90 days (and is therefore a “reporting company” for purposes of the rule) and whether the person seeking to sell the securities is an affiliate or not. Application of the rule is complex and Company employees and directors should not make a sale of Company securities in reliance on Rule 144 without obtaining the approval of the Chief Legal Officer, who may require the employee or director to obtain an outside legal opinion satisfactory to the Chief Legal Officer concluding that the proposed sale qualifies for the Rule 144 exemption.

1.          Holding Period. Restricted securities issued by a reporting company (i.e., a company that has been subject to the SEC’s reporting requirements for at least 90 days) must be held and fully paid for a period of six months prior to their sale. Restricted securities issued by a non-reporting company are subject to a one-year holding period. The holding period requirement does not apply to securities held by affiliates that were (i) acquired either in the open market or in a public offering of securities registered under the Securities Act or (ii) acquired pursuant to Regulation S under the Securities Act prior to the Company’s U.S. listing. Generally, if the seller acquired the securities from someone other than the Company or an affiliate of the Company, the holding period of the person from whom the seller acquired such securities can be “tacked” to the seller’s holding period in determining if the holding period has been satisfied.

2.          Current Public Information. Current information about the Company must be publicly available before the sale can be made. The Company’s periodic reports filed with the SEC ordinarily satisfy this requirement. If the seller is not an affiliate of the Company issuing the securities (and has not been an affiliate for at least three months) and one year has passed since the securities were acquired from the issuer or an affiliate of the issuer (whichever is later), the seller can sell the securities without regard to the current public information requirement.

Rule 144 also imposes the following additional conditions on sales by persons who are “affiliates.” A person or entity is considered an “affiliate,” and therefore subject to these additional conditions, if it is currently an affiliate or has been an affiliate within the previous three months:

3.          Volume Limitations. The amount of debt securities which can be sold by an affiliate and by certain persons associated with the affiliate during any three-month period cannot exceed ten percent (10%) of a tranche (or class when the securities are non- participatory preferred stock), together with all sales of securities of the same tranche sold for the account of the affiliate. The amount of equity securities that can be sold by an affiliate during any three-month period cannot exceed the greater of (i) one percent (1%) of the outstanding shares of the class or (ii) the average weekly reported trading volume for shares of the class during the four calendar weeks preceding the time the order to sell is received by the broker or executed directly with a market maker.

4.          Manner of Sale. Equity securities held by affiliates must be sold in unsolicited brokers’ transactions, directly to a market-maker or in riskless principal transactions.

5.          Notice of Sale. An affiliate seller must file a notice of the proposed sale with the SEC at the time the order to sell is placed with the broker, unless the amount to be sold neither exceeds 5,000 shares nor involves sale proceeds greater than USD 50,000. See “Filing Requirements” below.

Bona fide gifts are not deemed to involve sales of shares for purposes of Rule 144, so they can be made at any time without limitation on the amount of the gift. Donees who receive restricted securities from an affiliate generally will be subject to the same restrictions under Rule 144 that would have applied to the donor, depending on the circumstances.

b)          Private Resales

Directors and officers also may sell securities in a private transaction without registration pursuant to Section 4(a)(7) of the Securities Act, which allows resales of shares of reporting companies to accredited investors, provided that the sale is not solicited by any form of general solicitation or advertising. There are a number of additional requirements, including that the seller and persons participating in the sale on a remunerated basis are not “bad actors” under Rule 506(d)(1) of Regulation D or otherwise subject to certain statutory disqualifications; the Company is engaged in a business and not in bankruptcy; and the securities offered have been outstanding for at least 90 days and are not part of an unsold underwriter’s allotment. Private resales must be reviewed in advance by the Company’s Chief Legal Officer and may require the participation of outside counsel.

c)          Restrictions on Purchases of Company Securities

In order to prevent market manipulation, the SEC adopted Regulation M under the Exchange Act. Regulation M generally restricts the Company or any of its affiliates from buying Company shares, including as part of a share buyback program, in the open market during certain periods while a distribution, such as a public offering, is taking place. You should consult with the Company’s Chief Legal Officer if you desire to make purchases of Company shares during any period in which the Company is conducting an offering. Similar considerations may apply during period when the Company is conducting or has announced a tender offer.

d)          Filing Requirements

a)          Schedule 13D and 13G. Section 13(d) of the Exchange Act requires the filing of a statement on Schedule 13D (or on Schedule 13G, in certain limited circumstances) by any person or group that acquires beneficial ownership of more than five percent of a class of equity securities registered under the Exchange Act. The threshold for reporting is met if the shares owned, when coupled with the amount of shares subject to options exercisable within 60 days, exceeds the five percent limit.

A report on Schedule 13D is required to be filed with the SEC and submitted to the Company within five business days after the reporting threshold is reached. If a material change occurs in the facts set forth in the Schedule 13D, such as an increase or decrease of one percent or more in the percentage of shares beneficially owned, an amendment disclosing the change must be filed within two business days. A decrease in beneficial ownership to less than five percent (5%) is per se material and must be reported.

A person is deemed the beneficial owner of securities for purposes of Section 13(d) if such person has or shares voting power (i.e., the power to vote or direct the voting of the securities) or dispositive power (i.e., the power to sell or direct the sale of the securities). A person filing a Schedule 13D may seek to disclaim beneficial ownership of any securities attributed to him or her if he or she believes there is a reasonable basis for doing so.

b)          Form 144. As described above under the discussion of Rule 144, an affiliate seller relying on Rule 144 must file a notice of proposed sale with the SEC at the time the order to sell is placed with the broker unless the amount to be sold during any three-month period neither exceeds 5,000 shares nor involves sale proceeds greater than USD 50,000.

c)          Filings under Section 16(a) of the Exchange Act. Directors and officers of the Company who are subject to Section 16(a) are required to report their beneficial ownership of, and transactions in, equity securities of the Company on Forms 3, 4 and 5, as applicable.

Form 3 (Initial Statement of Beneficial Ownership) must be filed by each director and officer as of March 18, 2026, or, in the case of any director or officer who becomes subject to Section 16(a) thereafter, within 10 calendar days.

Form 4 (Statement of Changes in Beneficial Ownership) must be filed before the end of the second business day following the execution date of a reportable transaction. Reportable transactions generally include open-market purchases or sales, the grant or exercise of stock options or similar equity awards, the settlement of restricted share units, and dispositions of securities, including any donation or gift of company equity securities by the insider and sales effected to satisfy tax withholding obligations.

Form 5 (Annual Statement of Beneficial Ownership) may be filed within 45 days after the end of the Company’s fiscal year to report certain transactions that are exempt from Form 4 reporting or otherwise eligible for deferred reporting.

A director or officer making a filing on Form 3, 4 or 5 may include a disclaimer of beneficial ownership with respect to securities reported therein, except to the extent of such person’s pecuniary interest therein.

10.   Sell-to-Cover Requirement

Pursuant to the authority granted to the Board of Directors under the Company’s Global Equity Incentive Plan (2018), as amended, or any successor plan (the “2018 Plan”), the Company has adopted a mandatory sell-to-cover requirement with respect to certain equity awards. Unless otherwise determined by the Board, or, in the case of an employee at the C-level of executive officer and above, where such employee has entered into a Rule 10b5-1 trading plan reviewed and approved by the Company that otherwise covers the applicable shares, any tax withholding obligations incurred in connection with the settlement or vesting of restricted share units or similar equity awards granted under the 2018 Plan (the “Vesting Shares”) shall be satisfied by the Company, on the grantee’s behalf.

Under this arrangement, the Company shall instruct the broker or brokers chosen by the Company from time to time to administer the Company’s equity awards to sell, at the then-applicable market price, the minimum number of whole Vesting Shares necessary, after payment of applicable broker fees and commissions, to generate net proceeds sufficient to satisfy all applicable tax withholding obligations arising in connection with such settlement or vesting. Any such sales shall occur as soon as reasonably practicable on or following the date on which the grantee first becomes entitled to receive the Vesting Shares.

Since sell-to-cover transactions effected pursuant to this section shall be conducted automatically by the Company or its designated broker, such transactions are permitted notwithstanding blackout periods or other trading restrictions under this policy, provided that they are conducted in accordance with the terms approved by the Board and applicable law.

11.   Contact Information

All questions and inquiries regarding this Insider Trading Policy should be addressed to the Chief Legal Officer.

12.   Amendments

The Audit Committee or the Board of Directors may amend or modify this Insider Trading Policy at any time.